[redacted]

SEC Mail Processing Section
FEB 27 2008
Washington, DC
105

SEC 08030110 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35315

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.A. Repple & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Normandy Road, Suite 101
(No. and Street)

Casselberry (City) Florida (State) 32707 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra J. Albano (407)339-9090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane & Associates
(Name – *if individual, state last, first, middle name*)

670 W. Fairbanks Avenue (Address) Winter Park (City) Florida (State) 32789 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 5 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Glenn A. Repple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G.A. Repple & Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn & Subscribed before me on
Feb 22, 2008 by Glenn A. Repple
personally known to me

Sandra J. Albano, Notary Public

Notary Public

Signature

President

Title

SANDRA J. ALBANO
MY COMMISSION # DD 468406
EXPIRES: October 2, 2009
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

FINANCIAL STATEMENTS

For the Year Ended December 31, 2007

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

TABLE OF CONTENTS

KANE & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

The Stockholder
G.A. Repple & Company

We have audited the accompanying statement of financial condition of G.A. Repple & Company (a wholly owned subsidiary of G.A. Repple Financial Group, Inc.) (the Company) as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of G.A. Repple & Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kane & Associates

Winter Park, Florida
January 28, 2008

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

670 WEST FAIRBANKS AVENUE • WINTER PARK, FLORIDA 32789 • (407) 644-6066 • FAX (407) 629-0025 • WWW.KANE-CPA.COM

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS	
Cash and cash equivalents	$ 1,133,421
Clearing account deposits-restricted	50,087
Marketable securities, at market	83,071
Commissions receivable	510,570
Other receivables	22,022
Prepaid expenses	4,782
TOTAL ASSETS	$ 1,803,953
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 4,007
Commissions payable	350,734
Total Liabilities	354,741
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 7,500 authorized, 100 shares issued and outstanding	100
Additional paid-in capital	24,900
Retained earnings	1,424,212
Total Stockholder's Equity	1,449,212
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,803,953

The accompanying notes are an integral part of these financial statements.

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

STATEMENT OF INCOME
For the Year Ended December 31, 2007

REVENUE	
Commissions	$ 9,254,176
Investment advisory fees	1,132,202
Principal transactions	426,630
Due diligence fees	266,845
Unrealized gains on marketable securities	28,154
Interest	50,734
Other	3,262
Dividends	2,249
TOTAL REVENUE	11,164,252
EXPENSES	
Commissions	8,007,982
Overhead expense	2,145,000
Clearing fees	396,837
Professional services	35,415
Regulatory fees	26,888
Penalties	26,185
Maintenance and support	25,878
Dues and subscriptions	14,805
Other	7,618
Bad debt expense	6,726
Postage and freight	6,231
Marketing	5,586
Recruiting	4,669
TOTAL EXPENSES	10,709,820
NET INCOME BEFORE INCOME TAXES	454,432
Provision for Income Taxes	115,000
NET INCOME	$ 339,432

The accompanying notes are an integral part of these financial statements.

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2006	$ 7,500	$ 17,500	$ 1,121,337	$ 1,146,337
Prior period reclassification	(7,400)	7,400	-	-
Prior period adjustment	-	-	(36,557)	(36,557)
Net income	-	-	339,432	339,432
Balance at December 31, 2007	$ 100	$ 24,900	$ 1,424,212	$ 1,449,212

The accompanying notes are an integral part of these financial statements.

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 339,432
Adjustments to reconcile net income to net cash provided by operating activities:	
Unrealized gain on marketable securities	(28,154)
(Increase) decrease in operating assets	
Commissions receivable	(98,063)
Other receivables	(22,022)
Prepaid expenses	1,902
Increase (decrease) in operating liabilities	
Accounts payable and accrued expenses	(8,097)
Commissions payable	90,546
Net cash provided by operating activities	275,544
Net increase in cash	275,544
Cash and cash equivalents at beginning of year:	
As previously stated	904,062
Prior period reclassification from cash to marketable securities	(46,185)
Cash and cash equivalents at beginning of year, as restated	857,877
Cash and cash equivalents at end of year	$ 1,133,421
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ -
Cash paid for income taxes	$ 115,000
Supplemental schedule of non-cash investing and financing activities:	
Reclassification of stock held at December 31, 2006 from cash to marketable securities	$ 46,185

The accompanying notes are an integral part of these financial statements.

NOTE A – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

G.A. Repple & Company (the Company) is a Florida corporation and a wholly owned subsidiary of G.A. Repple Financial Group, Inc. (the Parent). The Company is registered as a broker/dealer and investment advisor under the Securities and Exchange Act of 1934. It is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC).

In its capacity as a broker/dealer, the Company buys and sells securities for individual clients. It also provides financial planning and asset management services using third party asset managers.

Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Concentration of Credit Risk

The Company maintains cash and cash equivalents at a bank and several other financial institutions. Accounts at the bank are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the Company's uninsured cash balance totaled $1,170,720.

Clearing Account Deposits

The Company is required to maintain cash balances with clearing agents, which are restricted as to use.

Marketable Securities

The Company's securities investments are held principally for the purpose of selling in the near term and are classified as trading securities. Trading securities are recorded at fair value on the statement of financial condition. Fair value is generally based on quoted market prices. Changes in unrealized gains and losses are reflected in the statement of income.

Commissions Receivable

Commissions are recorded on a trade-date basis as securities transactions occur. No allowance has been provided on commissions receivable because management believes all amounts are collectible.

NOTE A – NATURE OR OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company's financial information is included in the consolidated federal and state income tax returns filed by the Parent. The Parent allocates to the Company its proportionate share of the consolidated federal and state tax liabilities on a separate-company basis. The Company remits its share of taxes to the Parent. As of December 31, 2007 the Company has remitted all of its taxes for the year then ended.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are determined based on the difference between the statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized. At December 31, 2007 the tax effect of these differences was not considered material and no deferred taxes have been recorded.

NOTE B – MARKETABLE SECURITIES

Marketable securities are shown on the statement of financial condition at fair market value. The following unrealized gains are included in the statement of income for the year ended December 31, 2007.

Market value of marketable securities	$ 83,071
Less cost of marketable securities	(52,988)
Total net unrealized gains	30,083
Less net unrealized gains recognized in prior years	(1,929)
Current year unrealized gains	$ 28,154

NOTE C – INCOME TAXES

The provision for income taxes for the year ended December 31, 2007 consists of the following components:

Current:	
Federal	$ 98,000
State	17,000
	$115,000

NOTE D – RELATED PARTY TRANSACTIONS

The Company is managed by its parent and sole stockholder, G.A. Repple Financial Group, Inc. (RFG). Consequently, operating results and financial position are different than if the entities were autonomous. The Company pays RFG for the Company's overhead and income tax expenses. The overhead expense represents reimbursement for the costs associated with office space, telephone, staff support, and RFG's cash requirements. The Company paid $2,145,000 to RFG for overhead expense and $115,000 for income tax expense for the year ended December 31, 2007.

NOTE E – PRIOR PERIOD RECLASSIFICATIONS

Reclassifications have been made to common stock and additional paid-in capital at the beginning of the year due to additional paid-in capital classified as common stock in prior years, in error. The reclassification decreased common stock and increased additional paid-in capital by $7,400 each.

Reclassifications have been made to cash and marketable securities at the beginning of the year due to the market value of stock classified as cash instead of marketable securities for the year ended December 31, 2006, in error. The reclassification decreased cash and increased marketable securities, at market by $46,185 each.

NOTE F – PRIOR PERIOD ADJUSTMENT

Retained earnings at the beginning of the year has been restated to correct for errors made in previous years. Income tax refund receivable, accounts payable, and prepaid expenses were overstated.

The following account balances were restated as part of the prior period adjustment:

Income tax refund receivable	$ (61,000)
Accounts payable	29,044
Prepaid expenses	(4,601)
Prior period adjustment	$ (36,557)

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $1,410,565, which was $1,360,565 in excess of the required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .25 to 1 at December 31, 2007.

NOTE H – LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it carries no customer accounts and promptly transmits all funds and securities to its clearing broker/dealers.

SUPPLEMENTARY INFORMATION

G.A. REPPLE & COMPANY
(A Wholly Owned Subsidiary of G.A. Repple Financial Group, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Total stockholder's equity		$ 1,449,212
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		4,782
		4,782
Net capital before haircuts on securities positions		1,444,430
Haircuts on securities		(33,865)
Net capital		$ 1,410,565
Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 4,007
Commissions payable		350,734
Total aggregate indebtedness		$ 354,741
Minimum net capital requirements:		
6 2/3 percent of net aggregate indebtedness	$ 23,649	
Minimum dollar net capital required	$ 50,000	
Net capital required (greater of above)		$ 50,000
Excess net capital		$ 1,360,565
Excess net capital at 1,000 percent		$ 1,375,091
Ratio: Aggregate indebtedness to net capital		.25 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2007)		
Net capital, as reported in company's Part II (unaudited) FOCUS report		$ 1,410,083
Audit adjustment to haircut on securities		482
Net capital per above		$ 1,410,565

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

The Stockholder
G.A. Repple & Company

In planning and performing our audit of the financial statements and supplemental schedule of G.A. Repple & Company (the Company) for the year ended December 31, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS • FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

670 WEST FAIRBANKS AVENUE • WINTER PARK, FLORIDA 32789 • (407) 644-6066 • FAX (407) 629-0025 • WWW.KANE-CPA.COM

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kane & Associates

Winter Park, Florida
January 28, 2008

END